NAPRODIS, INC.
                            13250 Gregg St., Suite F
                                 Poway, CA 92064
                                 (858) 486-8655


                                  April 9, 2012


Securities and Exchange Commission
Attn: John Krug
Division of Corporation Finance
City100 F Street, NE
Washington, DC 20549-4561

      Re:   Naprodis, Inc.
            Form S-1
            File No. 333-122009

     Naprodis, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to April 12, 2012, 11:00 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very Truly Yours,

                                /s/ Paul Petit
                                ---------------------------------------
                                Paul Petit, Principal Executive Officer